FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of August 2006


                         Commission File Number: 1-14396

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
               --------------------------------------------------
                 (Translation of registrant's name into English)

         17/F, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]          Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes  [_]          No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):_________.

Information furnished on this form:

Announcement,   dated  August  24,  2006,  by  the  Registrant   regarding  the
Announcement of Unaudited Results for the Six Months Ended 30 June 2006



                                    EXHIBIT

EXHIBIT NUMBER                                                         PAGE
--------------                                                         ----

1.1      Announcement, dated August 24, 2006, by the Registrant          5
         regarding the Announcement of Unaudited Results for the Six Months Ended 30 June 2006

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                                              (Registrant)




Date: August 25, 2006        By:      /s/ Peter Jackson
                                 ---------------------------------------------
                                          Peter Jackson
                                          Chief Executive Officer

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                          [CHINESE CHARACTERS OMITTED]

                (Incorporated in Bermuda with limited liability)
                               (STOCK CODE: 1135)

    ANNOUNCEMENT OF UNAUDITED RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2006

The Board of Directors is pleased to announce the unaudited interim results of the Group for the six months ended 30 June 2006 as follows:

CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT
(ALL AMOUNTS IN HK DOLLARS THOUSANDS UNLESS OTHERWISE STATED)
----------------------------------------------------------------------------------

                                                                   UNAUDITED
                                                          SIX MONTHS ENDED 30 JUNE
                                                          ------------------------
                                            Note               2006           2005

CONTINUING OPERATIONS
Sales                                         4             475,760        445,338
Cost of services                              5            (204,341)      (210,373)
                                                           --------       --------

GROSS PROFIT                                                271,419        234,965
Other gains (net)                             5              41,038         16,562
Administrative expenses                       5             (43,094)       (38,246)
                                                           --------       --------

OPERATING PROFIT                                            269,363        213,281
Share of loss of associates                                  (1,688)        (1,909)
                                                           --------       --------

PROFIT BEFORE INCOME TAX                                    267,675        211,372
Income tax expense                            6             (28,780)       (26,660)
                                                           --------       --------

PROFIT FROM CONTINUING OPERATIONS AND FOR THE HALF-YEAR     238,895        184,712
                                                           ========       ========

ATTRIBUTABLE TO:
- equity holders of the Company                             239,211        185,240
- minority interests                                           (316)          (528)
                                                           --------       --------

                                                            238,895        184,712
                                                           ========       ========

                                                                HK$            HK$
                                                          PER SHARE      PER SHARE
EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO THE
  EQUITY HOLDERS OF THE COMPANY,
  EXPRESSED IN HK$ PER SHARE
- basic                                     7                  0.61           0.47
                                                           ========       ========
- diluted                                   7                  0.61           0.47
                                                           ========       ========
Interim dividend
Interim dividend declared of HK$0.08
  (2005: HK$0.08) per share                                  31,221         31,221
                                                           ========       ========


Note 1 to note 8 form an integral part of this condensed interim financial information.

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET
(ALL AMOUNTS IN HK DOLLARS THOUSANDS UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------

                                                                 AS AT
                                                      -------------------------
                                                      30 JUNE 31       December
                                                            2006           2005
                                                       UNAUDITED        Audited

ASSETS
NON-CURRENT ASSETS
Property, plant and equipment                          2,590,809      2,620,911
Leasehold land and land use rights                        23,907         24,199
Intangible assets                                          1,356          1,339
Unbilled receivable                                      172,597        174,563
Interests in associates                                   14,729         14,294
Amount paid to tax authority                             122,466         93,666
                                                       ---------      ---------

TOTAL NON-CURRENT ASSETS                               2,925,864      2,928,972
                                                       ---------      ---------

CURRENT ASSETS
Inventories                                                  431            434
Trade and other receivables                              154,515        118,598
Cash and cash equivalents                              1,818,420      1,635,526
                                                       ---------      ---------

TOTAL CURRENT ASSETS                                   1,973,366      1,754,558
                                                       ---------      ---------


TOTAL ASSETS                                           4,899,230      4,683,530
                                                       =========      =========

EQUITY
CAPITAL AND RESERVES ATTRIBUTABLE TO
   EQUITY HOLDERS OF THE COMPANY
Capital                                                   43,641         43,641
Other reserve                                                464              -
Retained earnings                                      4,194,386      4,060,547
                                                       ---------      ---------

                                                       4,238,491      4,104,188
MINORITY INTERESTS                                         5,221          5,537
                                                       ---------      ---------

TOTAL EQUITY                                           4,243,712      4,109,725
                                                       ---------      ---------

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET
(ALL AMOUNTS IN HK DOLLARS THOUSANDS UNLESS OTHERWISE STATED)
-------------------------------------------------------------------------------

                                                                  AS AT
                                                       ------------------------
                                                       30 JUNE 31      December
                                                             2006          2005
                                                        UNAUDITED       Audited

LIABILITIES
NON-CURRENT LIABILITIES
Deferred income tax liabilities                           185,960       192,654
Deferred revenue                                          155,074        87,654
                                                        ---------     ---------

TOTAL NON-CURRENT LIABILITIES                             341,034       280,308
                                                        ---------     ---------


CURRENT LIABILITIES
Construction payables                                       2,942         3,096
Other payables and accrued expenses                        72,541        64,118
Deferred revenue                                          146,153       151,982
Current income tax liabilities                             92,727        74,180
Dividend payable                                              121           121
                                                        ---------     ---------

TOTAL CURRENT LIABILITIES                                 314,484       293,497
                                                        ---------     ---------

TOTAL LIABILITIES                                         655,518       573,805
                                                        ---------     ---------


TOTAL EQUITY AND LIABILITIES                            4,899,230     4,683,530
                                                        =========     =========


NET CURRENT ASSETS                                      1,658,882     1,461,061
                                                        =========     =========


TOTAL ASSETS LESS CURRENT LIABILITIES                   4,584,746     4,390,033
                                                        =========     =========

Note 1 to note 8 form an integral part of this condensed interim financial information.

Notes (All amounts in HK dollars thousands unless otherwise stated):

1.   Independent review

     The interim results for the six months ended 30 June 2006 are unaudited but have been reviewed in accordance with Statement of Auditing Standard 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"), by PricewaterhouseCoopers, whose unmodified review report is included in the interim report to be sent to equity holders.

2.   Basis of preparation

     This condensed consolidated interim financial information for the half-year ended 30 June 2006 has been prepared in accordance with IAS/HKAS 34, 'Interim financial reporting'. The interim condensed financial report should be read in conjunction with the annual financial statements for the year ended 31 December 2005.

3.   Principal accounting policies

     The accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 December 2005 as described in the annual financial statements for the year ended 31 December 2005.

     The following new standards, amendments to standards and interpretations are mandatory for financial year ending 31 December 2006.

     o Amendment to IAS/HKAS 19, 'Actuarial gains and losses, group plans and disclosures', effective for annual periods beginning on or after 1 January 2006. This amendment is not relevant for the Group;

     o Amendment to IAS/HKAS 39, Amendment to 'The fair value option', effective for annual periods beginning on or after 1 January 2006. This amendment is not relevant for the Group;

     o Amendment to IAS/HKAS 21, Amendment 'Net investment in a foreign operation', effective for annual periods beginning on or after 1 January 2006. This amendment has no impact on the Group;

     o Amendment to IAS/HKAS 39, Amendment 'Cash flow hedge accounting of forecast intragroup transactions', effective for annual periods beginning on or after 1 January 2006. This amendment is not relevant for the group;

     o Amendment to IAS/HKAS 39 and IFRS/HKFRS 4, Amendment 'Financial guarantee contracts', effective for annual periods beginning on or after 1 January 2006. This amendment is not relevant for the Group;

     o IFRS/HKFRS 6, 'Exploration for and evaluation of mineral resources', effective for annual periods beginning on or after 1 January 2006. This standard is not relevant for the Group;

     o IFRIC/HK(IFRIC)-Int 4, 'Determining whether an arrangement contains a lease', effective for annual periods beginning on or after 1 January 2006. The Group has reviewed its contracts. Some of them are required to be accounted for as leases in accordance with IAS/HKAS 17, 'Leases'. However, these leases are operating leases, and their reclassification has had no impact on the expense recognised in respect of them;

     o IFRIC/HK(IFRIC)-Int 5, 'Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds', effective for annual periods beginning on or after 1 January 2006. This interpretation is not relevant for the Group; and

     o IFRIC/HK(IFRIC)-Int 6, 'Liabilities arising from participating in a specific market - waste electrical and electronic equipment', effective for annual periods beginning on or after 1 December 2005. This interpretation is not relevant for the group.

     The following new standards, amendments to standards and interpretations have been issued but are not effective for 2006 and have not been early adopted:

     o IFRIC/HK(IFRIC)-Int 7, 'Applying the Restatement Approach under IFRS/HKFRS 29', effective for annual periods beginning on or after 1 March 2006. Management does not expect the interpretation to be relevant for the Group;

     o IFRIC/HK(IFRIC)-Int 8, 'Scope of IFRS/HKFRS 2', effective for annual periods beginning on or after 1 May 2006. Management is currently assessing the impact of IFRIC/HK(IFRIC)-Int 8 on the Group's operations;

     o IFRIC/HK(IFRIC)-Int 9, 'Reassessment of Embedded Derivatives', effective for annual periods beginning on or after 1 June 2006. Management does not expect the interpretation to be relevant for the Group;

     o IFRS/HKFRS 7, 'Financial instruments: Disclosures', effective for annual periods beginning on or after 1 January 2007. IAS/HKAS 1, 'Amendments to capital disclosures', effective for annual periods beginning on or after 1 January 2007. Management is currently assessing the impact of IFRS/HKFRS 7 on the Group's operations.

4.   Sales and segment information

     The Company's sales is analysed as follows:

                                                               SIX MONTHS ENDED 30 JUNE
                                                               ------------------------
                                                                  2006             2005
     Income from provision of satellite transponder capacity:
         - recurring                                           415,530          430,816
         - non-recurring                                        45,578                -
     Sales of satellite transponder capacity                    12,246           12,246
     Other revenue                                               2,406            2,276
                                                               -------          -------
                                                               475,760          445,338
                                                               =======          =======


     The Company has only one business segment, namely the operation, maintenance and provision of satellite telecommunication systems for broadcasting and telecommunications. The Company's primary reporting format for segment reporting purposes under HKAS 14 "Segment Reporting" is the geographical basis. For the purpose of classification, the country where the customer is incorporated is deemed to be the source of sales. However, the Company's operating assets consist primarily of its satellites which are used, or are intended for use, for transmission to multiple geographical areas and therefore cannot be allocated between geographical segments. Accordingly, no geographical analysis of expenses, assets and liabilities has been presented.

     The following table provides an analysis of the Company's sales by geographical markets:

                                                               SIX MONTHS ENDED 30 JUNE
                                                               ------------------------
                                                                  2006             2005
     Hong Kong                                                 170,404          167,276
     Greater China, including Taiwan                            94,077           99,780
     United States of America                                   39,874           38,597
     United Kingdom                                             26,372           24,410
     British Virgin Islands                                      1,409            8,305
     Others                                                    143,624          106,970
                                                               -------          -------
                                                               475,760          445,338
                                                               =======          =======

5.   Operating profit

     The following items have been credited/charged to the operating profit during the interim period:

                                                                    SIX MONTHS ENDED 30 JUNE
                                                                    ------------------------
                                                                       2006             2005
     Interest income                                                 41,006           16,458
     Gain on disposal of property, plant and equipment and other         25              100
       transponders
     Others                                                               7                4
                                                                    -------          -------
                                                                     41,038           16,562
                                                                    =======          =======


     Salary and other benefits, including directors' remuneration    38,754           33,050
     Contributions to retirement benefits schemes                     2,317            2,120
                                                                    -------          -------
     Total staff costs                                               41,071           35,170
                                                                    =======          =======

     Auditors' remuneration                                             888              450
     Depreciation, amortisation and impairment expenses
       - Intangibles assets - Licences                                   80                -
       - Property, plant and equipment                              148,193          146,243
     Operating leases
       - premises                                                     2,189            3,133
       - leasehold land and land use rights                             292              292
     Net exchange loss                                                  813              193
                                                                    =======          =======


6.   Income tax expense

     A significant portion of the Group's profit is treated as earned outside Hong Kong and is not subject to Hong Kong profit tax.

     Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the period.

     Overseas tax, including the Foreign Enterprises Income Tax in the People's Republic of China, is calculated at 5% to 20% of the gross revenue earned in certain of the overseas jurisdictions.

                                                                    SIX MONTHS ENDED 30 JUNE
                                                                    ------------------------
                                                                       2006             2005
     Current income tax
     - Hong Kong Profits Tax                                         26,771           23,963
     - Overseas taxation                                              8,703            9,712
     Deferred income tax reversal                                    (6,694)          (7,015)
                                                                    -------          -------
                                                                     28,780           26,660
                                                                    =======          =======

     The Group currently has a tax case in dispute with the Indian tax authorities. Details of this are set out in note 8.

7.   Earnings per share

     Earnings per share attributable to equity holders of the Company arises from continuing operations as follows:

                                                                                 Six months ended 30 June
                                                                                      (HK$ PER SHARE)
                                                                                 ------------------------
                                                                                 2006                2005
     Earnings per share for profit from continuing operations attributable to the equity holders of the Company
     - basic                                                                     0.61                0.47
     - diluted                                                                   0.61                0.47

8.   Contingent liabilities

     Under Indian tax regulations, the Group may be subject to Indian income tax on revenues received by the Group in respect of income from provision of satellite transponder capacity to the Group's customers for purposes of those customers carrying on business in India or earning income from any source in India.

     The Indian tax authorities have assessed the Group for income tax as follows:

     Assessment year                                                     Amount HK$          Amount INR
                                                                       (approximate)       (approximate)
     1997-98                                                             20 million         115 million
     1998-99                                                             23 million         141 million
     1999-00                                                             22 million         127 million
     2000-01                                                             14 million          84 million
     2001-02                                                             29 million         171 million
     2002-03                                                             38 million         210 million
     2003-04                                                             43 million         247 million
                                                                        -----------       -------------
     Total                                                              189 million       1,095 million
                                                                        ===========       =============

     The Group has filed appeals for each of the assessment years 1997-98 to 2003-04.

     No assessment has yet been made for the 2004-05 or 2005-06 assessment years.

     The Income Tax Appellate Tribunal (the "Tribunal") in an earlier appeal filed against the original assessment for the assessment year 1997-98 held that the Group is liable for Indian income tax under certain circumstances. The Group does not believe that it is liable for the Indian income tax as held by the Tribunal and has filed an appeal against the Tribunal's decision. The tax authorities have also filed an appeal against the Tribunal's decision. Both the appeals have been admitted by the High Court.

     In order to obtain a stay of recovery proceedings, the Group has made payments as follows and has recorded these payments as an asset on the assumption that the amounts are recoverable:

     Assessment year                                                     Amount HK$          Amount INR
                                                                       (approximate)       (approximate)
     1997-98                                                             13 million          78 million
     1998-99                                                             15 million          88 million
     1999-00                                                             10 million          62 million
     2000-01                                                              9 million          50 million
     2001-02                                                             20 million         119 million
     2002-03                                                             27 million         148 million
     2003-04                                                             29 million         165 million
                                                                        -----------         -----------
     Total                                                              123 million         710 million
                                                                        ===========         ===========

     In addition, based on the general principles set forth by the Tribunal, the amount of income taxable in India depends on the payments made by the Group's customers to the Group for the purpose of those customers carrying on business in India or earning income from any source in India. As such information is proprietary in nature and has not been provided by the Group's customers, the Group cannot reasonably estimate the taxable income and therefore also cannot estimate the amount of income tax to which the Group may be assessed. Furthermore, as stated above, the Group has filed an appeal against the Tribunal's decision. The appeal has been admitted by the High Court and is pending before the Court. Accordingly, no provision has been recognised for Indian income tax in the Group's financial statements.

9.   Purchase, sale or redemption of own securities

     During the six months ended 30 June 2006, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

10.  Corporate Governance

     The Group has adopted all the Code  Provisions in Appendix 14 of the Rules
     Governing  the  Listing  of  Securities   ("Listing   Rules")  except  the
     following:

          The Remuneration Committee is composed of three members, of whom one is Independent Non-executive Director and the other two are Non-executive Directors. The Committee is chaired by the Independent Non-executive Director.

     The  Group  has  adopted  procedures   governing   directors'   securities
     transactions in compliance with the Model Code as set out in Appendix 10 of the Listing Rules.

11.  Audit Committee

     The Audit Committee consists of five members, three of whom are Independent Non-executive Directors who satisfy independent, financial literacy and experience requirements, whilst the other two members are Non-executive Directors and have only observer status with no voting rights. The Committee is chaired by an Independent Non-executive Director, who possesses appropriate professional qualifications and experience in financial matters.

     The Committee has reviewed the accounting principles and practices adopted by the Group and the unaudited condensed consolidated interim financial information for the six months ended 30 June 2006 in conjunction with the Company's external auditors.

12.  Charges on Assets

     The Group did not have any charges on assets as at 30 June 2006 and 31 December 2005.

13.  Publication of detailed results, announcement on the exchange's website

     A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Exchange Listing Rules will be published on the Exchange's website in due course.

14.  Miscellaneous

     The Directors are not aware of any material changes from the information published in the annual report for the year ended 31 December 2005, other than disclosed in this announcement.

15.  Closure of register of members

     The Register of equity holders of the Company will be closed from 5 to 12 October 2006 (both days inclusive). In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Hong Kong Branch Share Registrars, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on 4 October 2006. The interim dividend will be paid on or about 14 November 2006.

CHAIRMAN'S STATEMENT


A PROMISING BUT STUBBORN MARKET
The economic improvements that we have noted in recent reports continue to be evident in the Asia-Pacific region. However, the persistent overcapacity present in many markets across the region is still holding down transponder rates and causing the satellite market to remain stubbornly flat. As a result, despite an increase in demand in our business and a concerted effort to capitalise on opportunities, little positive impact has come through in the results for the first six months of 2006.

In these circumstances and with a view to the longer term, it is pleasing that I am able to report that, following the 18% increase in our overall utilisation rate during last year's difficult market, we achieved a further 4% increase in the first half of 2006. This is an encouraging improvement amidst otherwise unimpressive results.

AsiaSat, however, continues to attract and maintain an enviable blue-chip customer base with long-term contracts; the Company is also debt free and has no need to make any provisions for doubtful debts in the period under review. Looking at the longer term, our confidence in a bright future for satellites in the Asia Pacific is unchanged, as is our belief in AsiaSat's potential to benefit from this in due course. For these reasons, we continue to focus on our customers and on enhancing our products and services so as to further consolidate our market leadership and be ready for the next growth phase. I want to thank each member of management and staff for his and her dedication to excellence in the current tough market.

Underlining our continued confidence in the future of the Group, in May this year we announced the signing of the Construction Agreement to design and build AsiaSat 5, and we also announced its Launch Contract. This new satellite, a replacement for AsiaSat 2, is scheduled for launch in the second half of 2008.


INTERIM RESULTS

Turnover for the first half of 2006 was HK$475 million including a one-time receipt of HK$46 million for early termination of a contract (2005: HK$445 million), an increase of HK$30 million. Excluding the one-time receipt, recurring revenue was down by HK$16 million. The profit attributable to equity holders was HK$239 million (2005: HK$185 million), up 29%. This increase was due largely to the one-time receipt and to higher interest income.

Operating expenses in the first half of 2006,  amounted to HK$99 million (2005:
HK$102 million), a decrease of HK$3 million mainly from lower satellite in-orbit insurance.

The  Group's  EBITDA   (earnings  before   interest,   tax,   depreciation  and
amortisation) margin increased to 79% (2005: 77%) as a result of the one-time receipt reported above.

During the period, the Group generated a net cash flow of HK$183 million (2005:
HK$96 million) after paying capital expenditure of HK$118 million and dividends of HK$105 million. At 30 June 2006, the Group reported a cash balance of HK$1,818 million (31 December 2005: HK$1,636 million). The Group continues to be debt free, which positions us well financially to undertake our investment programme and to pursue acquisition opportunities in the Region.

DIVIDEND

The Board has  resolved to pay an interim  dividend of HK$0.08 per share (2005:
HK$0.08), the same as last year. The interim dividend is payable on 14 November 2006 to equity holders on the share register as of 12 October 2006. The share register will be closed from 5 to 12 October 2006, both days inclusive.


OPERATIONS REVIEW

NEW SATELLITE
AsiaSat's reputation for excellence has been built on providing our customers with the combined benefits of the best facilities and service in the industry today and on anticipating their needs for the future. To this end, in May, we announced the commencement of construction of AsiaSat 5, a new satellite that will replace AsiaSat 2 at the orbital location of 100.5oE. Shortly after, we also confirmed that we had signed a contract with Sea Launch to position AsiaSat 5 in orbit on a Land Launch rocket. This is scheduled to take place in the second half of 2008 from the Baikonour Cosmodrome in Kazakhstan.

IN-ORBIT SATELLITES
During the first six months of 2006, the Group's fleet of three in-orbit satellites, AsiaSat 2, AsiaSat 3S and AsiaSat 4, continued to deliver excellent service.

The fleet is located over the Asian land mass and forms the platform for one of the largest television viewerships in the world and provides AsiaSat customers with unparalleled coverage of two-thirds of the world's population.

AsiaSat 2 was launched in November 1995 and orbits at 100.5oE. It carries 24 C-band and 9 Ku-band transponders, and its overall utilisation rate at 30 June 2006 was 42% (31 December 2005: 40%).

AsiaSat 3S was launched in March 1999 and is stationed at 105.5oE. This satellite carries a payload of 28 C-band and 16 Ku-band transponders, and its overall utilisation rate at 30 June 2006 was 72% (31 December 2005: 73%).

AsiaSat 4 was launched in April 2003 and is positioned at the 122.2oE slot carrying 28 C-band and 20 Ku-band transponders, including four Hong Kong BSS (broadcast satellite service) transponders. Its overall utilisation rate at 30 June 2006 was 52% (31 December 2005: 47%).

The total number of transponders on the Company's satellites leased and sold at 30 June 2006 increased to 70 (31 December 2005: 67), a 4% improvement, representing an overall utilisation rate of 56% (31 December 2005: 54%). This included the four BSS transponders provided for the DTH (direct-to-home) service.

CONTRACTS WITH CUSTOMERS
In the first six months of 2006, we secured new contracts to the value of HK$186 million (2005: HK$132 million) and renewed contracts to the extent of HK$296 million (2005: HK$316 million) improving the total to HK$482 million (2005: HK$448 million).

As of 30 June 2006, the Group held contracts worth HK$2,785 million (31 December 2005: HK$2,771 million), of which approximately HK$381 million will be recognised in the second half of the current year. Despite the slow market, the Company has been able to make a number of improvements and maintain its backlog level.


MARKET REVIEW

Growth in Asia-Pacific markets continues to lag behind that seen in other satellite markets around the world. This is because, on one hand, the excess in transponder capacity that was built up in preceding years still has not been fully taken up and, on the other hand, a slower introduction of new applications in the region than has occurred in other parts of the world. Such applications as High Definition Television (HDTV) are beginning to show growth in other markets including North America, Europe and Japan. However, they have yet to gather momentum in other parts of Asia.

Nevertheless, HDTV is seen as a key driver for growth in the next few years. Another is video to mobile devices, which is showing great promise for satellites in the future. Coupled with the increasing demand for television and VSAT-delivered telecommunications services, these new applications will help to push the industry forward in the coming years.


BUSINESS DEVELOPMENT

SUBSIDIARY
SKYWAVE
Our subsidiary, Skywave TV Limited ("Skywave"), is 80% held by the Company and is engaged with its partners in establishing a low cost DTH (direct-to-home) platform to serve the markets of Hong Kong, Macau, Taiwan and Southern China.

Skywave launched its services at the beginning of 2005 and currently offers a variety of some 36 programmes branded under `family favourites', `premium movies' and `premium sports'.

In the first half of this year,  Skywave incurred a loss of HK$2 million (2005:
HK$3 million), of which our share was close to HK$2 million. This has been reflected in the consolidated accounts.

ASSOCIATE COMPANIES
SPEEDCAST
Our associate, SpeedCast Holdings Limited ("SpeedCast") in which the Company holds 47%, provides broadband, multimedia and corporate broadcast services to customers in countries across Asia and beyond.

In the first six months of 2006, the company continued to improve its performance in a highly competitive market having moved into profit in the second half of 2005. The company also continued to grow and, in the 2006 period under review, achieved a turnover of HK$51 million (2005: HK$38 million), an increase of 34%, and a profit of HK$2 million (2005: loss of HK$1 million).

During the half year, AsiaSat generated HK$22 million as utilisation fees (2005: HK$14 million) from SpeedCast by leasing capacity to the company.

BEIJING ASIA
In China, we are joint venture partners in Beijing Asia Sky Telecommunications Limited ("Beijing Asia"), in which the Company holds a 49% stake. This company is engaged in providing VSAT (very small aperture terminal) services in the Mainland. Beijing Asia started business in the last quarter of 2004 and, for the first six months of 2006, incurred a loss of HK$4 million (2005: HK$4 million), of which AsiaSat's share was HK$2 million (2005: HK$2 million).

NON-DOMESTIC TELEVISION PROGRAMME SERVICE LICENCE
The Company applied for, and was granted, another Non-domestic Television Programme Service Licence in the first half of 2006. To broaden our business scope, this licence, together with the Fixed Carrier Licence, will be used to provide bundled services for customers who need both space segment and uplink services from the Company.


DIRECTOR
Mr. Don Fullerton, who was an Independent Non-executive Director, the Chairman of the Remuneration Committee and a member of the Audit Committee for the last ten years, resigned on 30 May 2006. During these years, Mr. Fullerton has travelled frequently from Toronto to Hong Kong to attend meetings, and his contribution has been much appreciated. On behalf of AsiaSat and the Board, I wish to express our deep appreciation for his commitment and dedication to the Company. To fill the vacancy following Mr. Fullerton's departure, Mr. James Watkins has agreed to join AsiaSat as an Independent Non-executive Director, the Chairman of the Remuneration Committee and a member of the Audit Committee with effect from 30 June 2006. Mr. Watkins qualified as a solicitor in 1969 and was for 20 years a partner in a leading international English law firm and specialised in the fields of corporate law, corporate finance, international capital markets and international projects and project finance. From 1997 to 2003, he was an Executive Director and Group General Counsel in a listed conglomerate. Mr. Watkins currently holds non-executive directorships in a number of listed public companies and brings rich experience across a spectrum of industries and businesses. We express a warm welcome to Mr. Watkins.


OUTLOOK

Despite some encouraging signs, there is little evidence emerging to indicate that these will make significant changes to AsiaSat's results for the second half of 2006. Thus, it is unlikely that the results for the full year will be materially different from those of the prior year. However, the Group is in excellent shape and is making solid progress wherever possible in the development of our customer products and services, particularly with the contracting of our new satellite. As the market leader in the region, we recognise our role in setting the standards for quality and service and we remain optimistic about future growth. We base this commitment on our belief in the energies of the rapidly developing nations of the Asia Pacific and on the huge benefits that satellites can bring to the disparate markets of the region. AsiaSat's reputation for excellence and its market leadership position the Company well for the future.

ROMAIN BAUSCH
Chairman
Hong Kong, 24 August 2006

As at the date of this announcement, the Board comprises 13 directors. The Executive Directors are Mr. Peter JACKSON and Mr. William WADE. The Non-executive Directors are Mr. Romain BAUSCH (Chairman), Mr. MI Zeng Xin (Deputy Chairman), Mr. Robert BEDNAREK, Ms. Cynthia DICKINS, Mr. DING Yu Cheng, Mr. KO Fai Wong, Mr. JU Wei Min and Mr. Mark RIGOLLE. The Independent Non-executive Directors are Professor Edward CHEN, Mr. Robert SZE and Mr. James WATKINS.

Please also refer to the published version of this announcement in The Standard.


DISCLAIMER

THE FINANCIAL INFORMATION SET OUT ABOVE DOES NOT CONSTITUTE THE GROUP'S STATUTORY FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED 30 JUNE 2006 AND 2005, AND FOR THE YEAR ENDED 31 DECEMBER 2005, BUT IS DERIVED FROM THOSE FINANCIAL STATEMENTS.


STATEMENTS IN THIS ANNOUNCEMENT RELATING TO MATTERS THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS INVOLVE RISKS, UNCERTAINTIES AND OTHER FACTORS, WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE (1) RISKS ASSOCIATED WITH TECHNOLOGY INCLUDING DELAYED LAUNCHES, LAUNCH FAILURES AND IN-ORBIT FAILURES, (2) REGULATORY RISKS, (3) LITIGATION AND MARKET RISKS AND OTHER FACTORS, WHICH ARE DESCRIBED IN FURTHER DETAIL IN THE COMPANY'S 2005 ANNUAL REPORT ON FORM 20-F ON FILE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.